CXAPP INC.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

September 30, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charli Wilson

Matthew Derby

Division of Corporation Finance

Office of Technology

RE:	CXApp Inc. (the “Company”)

Registration Statement on Form S-1, originally filed on August 9, 2024

File No. 333-281452

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on September 27, 2024, in which we requested acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-281452) (the “Registration Statement”) to Monday, September 30, 2024, at 4:30 p.m. Washington, D.C. time, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Please be advised that the Company hereby withdraws its request for acceleration of the effective date of the Registration Statement. The Company will notify the Staff when it intends to request acceleration in the future. We appreciate the Staff’s attention to this matter.

Very truly yours,

CXApp Inc.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer

cc:	Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP